Filed by Galaxy Digital Pubco Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 021-344546)

The following talking points were used by Galaxy Digital representatives in preparation for communications made on May 5, 2021:

Galaxy Digital Strategy

-	Mission Statement: Institutionalize digital asset ecosystems and blockchain technology.

-	Our strategy: Act as the bridge between the crypto and the institutional worlds, and support our ecosystem reach and long-term growth through our five synergistic business lines.

-	What we are: We are the single access point for a full suite of scaled institutional quality financial solutions and services, including bespoke fund offerings, structured trading products, corporate advisory, financing solutions, and sophisticated counterparty-centric trading solutions.

Deal Overview

-	On May 5th, 2021, we announced we will acquire BitGo – the leading independent digital assets infrastructure provider.

-	Here’s the sound byte: “The combination will accelerate our ability to meet evolving client demands, as Galaxy Digital will become the differentiated global full-service platform for institutions seeking access to the digital asset world.”

-	The deal gives us the ability to be an industry leader in serving clients both when they want to act (through our existing offerings) and manage their assets (through BitGo’s offerings).

-	For transaction details, please refer to the Press Release that was issued on the morning of May 5th 2021.

About BitGo

-	Since 2011, BitGo has been a pioneer in delivering best-in-class infrastructure for the crypto sector.

-	BitGo was the first independent regulated custodian, purpose-built for digital assets, and offers solutions in custody, prime, portfolio and tax.

-	Today, 150+ exchanges trust BitGo, over 400 institutional clients use its services, and its AUC exceeds $40 billion.

-	BitGo pioneered customizable Portfolio and Tax Solutions that enable institutions and high net-worth individuals to track assets, explore customizable tax configurations, integrate with top-grade fund administrators, and automate report generation.

-	BitGo’s insured, independent, and scaled custody offering exists elsewhere, but its integrated portfolio/tax and trading capabilities do not.

Client Specific Talking Points / Answers to FAQs:

-	There will be no immediate impact to clients at either firm, as we will continue to operate separately until deal close (expected in 4Q21).

-	Post-close, our clients will have the option to custody where they transact (something our clients have frequently requested).

-	Important: We will continue to support all our current custodial relationships, and allow clients to custody with any onboarded, approved external custodians.

o	No change will be made to how we vet other custodial relationships, which continue to require offerings to be compliant, well-insured, and meet vendor mgmt. requirements.

-	We have no plans to change any of our current custodial relationships for Galaxy’s digital asset holdings or our GDAM funds.

Strategic Merits of the Acquisition:

1.	Solidifies Galaxy’s position as the leading global financial services provider for institutions accessing the digital asset ecosystem

a.	BitGo adds Wallet/Custody, Portfolio Management, and Tax tools that service clients beyond the point of transaction

b.	Adds the ability for our clients to custody where they trade

c.	BitGo’s Prime/Lending and Trading offerings will further support our efforts to scale our own offerings in these areas

d.	Adding AUC of $40 billion+ immediately establishes the combined company as a leader in both transaction/investing products as well as storage/management solutions

e.	BitGo’s 50% of revenues from International clients expands global reach

2.	Combined client base supports robust long-term growth through cross-selling opportunities

a.	BitGo adds 400+ net new accounts to Galaxy on Day 1

b.	Significant opportunity to cross-sell wider Galaxy offering to BitGo clients, given product overlap is limited to Trading/Prime (and it is nascent there)

c.	Solves a frequent ask/friction point from Galaxy clients -- providing a scaled/reliable custody product

d.	Adds 10+ people to the institutional sales team

3.	Diversifies business with the addition of reoccurring revenue that’s uncorrelated with digital asset prices

a.	BitGo revenue profile is ~75% reoccurring and generally uncorrelated to digital asset prices

b.	Augments current Galaxy Trading business with prime-services tools like tax and portfolio management

4.	Enhances both product innovation and development capabilities

a.	Deal will result in a staff that’s balanced between tech and finance expertise, as ~50% of BitGo is R&D/Engineer personnel

b.	Addition of Mike Belshe brings significant tech experience and credentials to the combined company

c.	One-step addition of a west coast presence via BitGo’s SF headquarters

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.